FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

GOLD FIELDS LIMITED INTEGRATED ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

Johannesburg, 30 March 2012 - Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today released its Integrated Annual Report for the financial year ended 31 December 2011 to shareholders and other interested parties.

The report incorporates all aspects of the Group's business, including reviews of the South African, West African, Australasian and South American operations, the Group's exploration and development projects, as well as detailed financial, operational and sustainable development information.

The audited results contain no modification from the reviewed preliminary condensed consolidated results published on 17 February 2012.

KPMG have audited the results and their unqualified audit report is open for inspection at the Companies offices.

The Integrated Annual Report, including a section on the latest Mineral Reserves and Resources position, is available in electronic format on the Gold Fields website at www.goldfields.co.za.

Notice of Annual General Meeting
Notice is given of the annual general meeting of the Company to be held at 150 Helen Road, Sandown, Sandton on Monday, 14 May 2012 at 09:00. The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found in the annual report on the Company's website at www.goldfields.co.za.

Enquiries

Investor Enquiries

Zakira Amra
Tel   +27 11 562 9775
Mobile +27 79 694 0267
email   Zakira.Amra@
        goldfields.co.za

Willie Jacobsz
Tel   +1 508 839 1188
Mobile +1 857 241 7127
email   Willie.Jacobsz@
        gfexpl.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile +27 83 260 9279
email   Sven.Lunsche@
        goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 12 to 36 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 March 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs